UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ALLSTAR RESTAURANTS
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

01989L106
(CUSIP Number)

Terry G. Bowering
1458 Broad Street, Sask., S4R 1Y9
Telephone: (306)529-2652
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   01989L106

1.       Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons  (entities only).

          Terry G. Bowering

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) N/A

          (b) N/A

3.       SEC Use Only
.........................................................................................................................................

4.       Source of Funds (See Instructions)

          PF

5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

          N/A

6.       Citizenship or Place of Organization

          Canadian

Number of Shares                        7.       Sole Voting Power:  YES
Beneficially Owned by                  8.       Shared Voting Power: NO
Each Reporting                             9.       Sole Dispositive Power: YES
Reporting Person with                 10.       Shared Dispositive Power: NO

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

          100,000 Common Shares

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions).

           N/A

13.     Percent of Class Represented by Amount in Row (11)

          1%

14.     Type of Reporting Person (See Instructions)

          IN and HC

Item 1.       Security and Issuer
This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") issued by Allstar Restaurants, a Nevada corporation (the "Issuer"), whose principal executive offices are located at 1458 Broad Street, Regina, Sask., S4R 1Y9, Canada.

Item 2.       Identity and Background.
This statement is filed by Mr. Terry G. Bowering, an individual person who is a citizen of Canada (the "Reporting Person") and resides in Regina, Saskatchewan, Canada. The Reporting Person is President, CEO, CFO, Secretary, Treasurer and Director of the Issuer.   Mr. Bowering, has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.       Source and Amount of Funds or Other Considerations.
In March 30, 2005 the issuer issued 100,000 common shares, having $0.001 par value per share, to Terry G. Bowering pursuant to Rule 903 of Regulation S and/or Section 4(2) of the Securities Act of 1933. These shares were issued at a price of $0.001 per share for total cash proceeds of $100. Terry G. Bowering is not a U.S. person as that term is defined in Regulation S.

Item 4.       Purpose of Transaction
On March 31, 2005 the issuer issued 100,000 common shares, having $0.001 par value per share, to Terry G. Bowering, founder of Allstar Restaurants pursuant to Rule 903 of Regulation S and/or Section 4(2) of the Securities Act of 1933. These shares were issued at a price of $0.001 per share for total cash proceeds to the issuer of $100. Terry G. Bowering is not a U.S. person as that term is defined in Regulation S.

The Company’s shares are not traded or quoted on any stock exchange or over-the-counter bulletin board.

Item 5.       Interest in Securities of the Issuer.
As of the date of this Reporting Event, the Reporting Person beneficially owns an aggregate of 5,100,000 shares of the Issuer's stock, comprising approximately 51.26 % of the shares common stock outstanding. The percentage used herein was calculated based upon the 9,950,000 shares of Common Stock of the Issuer stated by the Issuer as issued and outstanding as of the date of this Reporting Event. The Reporting Person has sole voting and dispositive powers with respect to 5,100,000 shares of Common Stock which he owned.

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.       Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2007

/s/ Terry G. Bowering
__________________
Terry G. Bowering